

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 1, 2009

Mr. Hank J. Ratner
President and Chief Executive Officer
Madison Square Garden, Inc.
Two Penn Plaza
New York, NY 10121

Re: **Madison Square Garden, Inc.**
Registration Statement on Form 10, Amendment No. 4
Filed on November 24, 2009
File No. 001-34434

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Combined Financial Information, page 57

Balance Sheet, page 63

1.   For pro forma adjustments #1-#3, please present each adjustment on a gross basis and describe each adjustment amount in the related disclosures.

2.   Please provide a more detailed explanation of pro forma adjustment #2. We note the balance sheet presents pro forma adjustment #2 of $3.4 million but a description of this amount is not disclosed. In this regard, tell us specifically how this adjustment is factually supportable.

Statements of Operations, page 64

3.   For pro forma adjustment #5, please disclose the terms of the affiliation agreement. In addition, tell how you determined the adjustment and concluded that it was factually supportable.

Certain Relationships and Related Party Transactions, page 147

4.   Please revise this section to discuss the long-term affiliation agreement between MSG Networks and Cablevision that will be effective on January 1, 2010.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John Mead, Esq., Sullivan and Cromwell
       Via Facsimile (212) 558-3588